Mail Stop 3010

September 29, 2009

VIA USMAIL and FAX (415) 584 - 1927

Mr. Howard Mah
Chief Financial Officer
United States 12 Month Oil Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

> **Re: United States 12 Month Oil Fund, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **Form 10-Q for the period ended 3/31/2009**
> **Filed on 5/15/2009**
> **Form 10-K/A for the year ended 12/31/2008**
> **Filed on 8/19/2009**
> **File No. 001-33859**

Dear Mr. Howard Mah:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 1

1.   We note your disclosure in the risk factor on page 54 relating to intellectual
      property rights that you have a patent pending and that you are registering
      trademarks. In future filings please provide the disclosure required by Item
      101(c)(iv) of Regulation S-K.

How Does US12OF Operate? page 2

2.   We note the disclosure on page 6, which states that your portfolio composition is
      disclosed daily on your website. In future filings, please disclose your portfolio
      composition as of the last day of the fiscal year.

Compensation to the General Partner and Other Compensation … page 23

3.   Please describe to us the expenses included in the line item "Other Amounts
      Paid." Provide similar clarification, as applicable, in your future filings.

4.   Please explain to us the line item for "Expenses Waived." Tell us why the
      expenses were waived and whether you expect similar amounts to be waived in
      future periods. Confirm that you will provide similar clarification in your future
      filings, if applicable.

Composite Performance Data for US12OF, page 23

5.   Please tell us how you calculated the rates of return and confirm that you will
      provide a similar explanation in future filings to clarify the rate of return
      disclosure.

Prior Performance of the Related Public Funds, page 24

6.   Please tell us why you have included this disclosure. It is not clear why
      information about the General Partner's other funds is relevant to disclosure in
      your annual report.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and
Issuer Purchases of Equity Securities, page 59

7.   We note the disclosure stating the number of baskets redeemed during the fiscal
      year. Please tell us the number of baskets created during the year and include
      similar disclosure in future filings.

Item 7. Management's Discussion and Analysis … page 60

Tracking US12OF's Benchmark, page 64

8.   We note your disclosure on page 66 that US12OF's actual total return exceeded
      the benchmark in both 2007 and 2008 and that the reason for this can be attributed
      to the impact of interest earned on cash and cash equivalent holdings. Please tell
      us whether expenses that were waived or covered by the General Partner are taken
      into account when determining the total return percentage. If so, please clarify
      this in future filings. If not, please include disclosure regarding these
      contributions and their impact on your total return in future filings and quantify
      their impact, if material.

United States 12 Month Oil Fund, L.P.

Financial Statements and Notes

Note 3 – Fees Paid By The Fund and Related Party Transactions, pages 90 - 91

9.   Refer also to Note 3 on pages 105 – 106 of the financial statements of the general
      partner, United States Commodity Funds, LLC.   We note that you and the
      general partner have recognized approximately $97,019 and $311,038 as expense
      waiver expense. Clarify whether this expense represents the expenses that the
      general partner has agreed to pay that are in excess of 15 points of your net asset
      value. If so, please explain the discrepancy between the amounts recognized by
      the company and the general partner within the financial statements and the
      amount presented within your note disclosures. To the extent that the waiver
      expense does not represent such expenses, please explain the nature of the
      balance.

Note 4 – Contracts and Agreements, page 91

10.   Please tell us and consider expanding future disclosures to quantify the respective
      fees borne by the general partner on your behalf.

United States Commodity Funds, LLC

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page 102

11.   Please clarify whether the general partner consolidates the operations of the
        Funds.   To the extent such Funds are not being consolidated, tell us, and include
        in future filings, the basis for not consolidating these Funds based upon the
        guidance within SOP 78-9 and EITF 04-5.

Item 11. Executive Compensation

Director Compensation, page 113

12.   Please tell us why Mr. Fobes receives a greater amount of compensation in
        comparison with Mr. Robinson and Mr. Ellis. Provide a similar narrative
        discussion of the directors' compensation arrangements in your future filings.
        Refer to Item 402(k)(3) of Regulation S-K.

Exhibits

13.   We note that you have incorporated by reference the forms of various agreements
        rather than executed agreements. Please tell us why you have not filed executed
        copies of these agreements. Please see Item 601(a)(4) and Instruction 1 to Item
        601 of Regulation S-K.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2009 AND JUNE 30, 2009

Exhibits 31.1 and 31.2

14.   We note that the language in your certifications does not conform exactly to the
        language set forth in Exchange Act Rule 13a-14(a).   Specifically, we note the
        introductory language in paragraph 4 and paragraph 4(b) referring to internal
        control over financial reporting were omitted.   Please file an amendment to your
        quarterly reports for the periods ended March 31, 2009 and June 30, 2009 that
        includes certifications that conform exactly to the language set forth within the
        Exchange Act Rule 13a-14(a). If your amendment excludes financial statements,
        please note that you may file an abbreviated amendment that consists of a cover
        page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the
        certification.

Howard Mah
United States 12 Month Oil Fund, L.P.
September 29, 2009
Page 5

FORM 10-K/A FILED ON AUGUST 19, 2009

15.   We note you have only filed the amended financial statements of your General
        Partner.   Please note that the amendment must contain the complete text of the
        item being amended.   Please revise to file the complete text of Item 8, which
        includes the financial statements of the company and your General Partner.

Exhibits 31.1 and 31.2

16.   We note that the language in your certifications does not conform exactly to the
        language set forth in Exchange Act Rule 13a-14(a).   Specifically, we note the
        introductory language in paragraph 4 and paragraph 4(b) referring to internal
        control over financial reporting were omitted.   Please file an amendment that
        includes certifications that conform exactly to the language set forth within the
        Exchange Act Rule 13a-14(a).

                              *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review.   Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551 - 3585 or Karen Garnett at (202) 551 – 3785 with any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant